Medical Clinical Staffing

Profit and Loss
January - October, 2022

	TOTAL
Income	
Sales	1,324,848.05
Total Income	**$1,324,848.05**
Cost of Goods Sold	
Cost of Sales - Contractors	213,277.73
Cost of Sales - Services	808,252.86
Cost of Sales - Supplies & Materials	23,326.01
Total Cost of Goods Sold	**$1,044,856.60**
GROSS PROFIT	**$279,991.45**
Expenses	
Advertising & Marketing	31,754.52
Ask My Accountant	15.00
Bank Charges	1,132.16
Car & Truck	10,016.40
Donations	104.13
Dues & subscriptions	3,086.99
Insurance	12,337.38
Interest Paid	4,457.76
Legal & Professional Services	54,687.55
Meals & Entertainment	2,554.22
Medical Expense	200.00
Office Expense	5,939.28
Other Business Expenses	986.08
Parking	95.09
Payroll Expenses	
Taxes	2,072.88
Wages	21,750.00
Total Payroll Expenses	**23,822.88**
Postage and Shipping	259.30
Rent & Lease	28,572.00
Repairs & Maintenance	18.77
Salaries & Wages	11,093.00
Software	3,323.17
Telephone Expense	3,445.90
Training and Education	12,993.63
Travel	14,653.78
Utilities	1,956.34
Website and Internet	4,996.03
Total Expenses	**$232,501.36**
NET OPERATING INCOME	**$47,490.09**

Medical Clinical Staffing

Profit and Loss
January - October, 2022

	TOTAL
Other Income	
Tax Exempt Income	15,000.00
Total Other Income	**$15,000.00**
Other Expenses	
Taxes & Licenses	11,396.19
Total Other Expenses	**$11,396.19**
NET OTHER INCOME	**$3,603.81**
NET INCOME	**$51,093.90**

Medical Clinical Staffing

Balance Sheet
As of October 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Bank of America - 3921 (3921)	79,101.04
BOA Checking X5967	-895.66
PayPal Bank	4.60
Wells Fargo	0.00
Total Bank Accounts	**$78,209.98**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$78,209.98**
Other Assets	
Recoverable Expense	87,657.65
Total Other Assets	**$87,657.65**
TOTAL ASSETS	**$165,867.63**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	3,280.00
Total Accounts Payable	**$3,280.00**
Other Current Liabilities	
California Department of Tax and Fee Administration Payable	0.00
Direct Deposit Payable	0.00
Lendumo Loan	0.00
Out Of Scope Agency Payable	0.00
Payroll Liabilities	
CA PIT / SDI	1,263.26
CA SUI / ETT	349.00
Federal Taxes (941/943/944)	6,204.59
Federal Unemployment (940)	60.00
Total Payroll Liabilities	**7,876.85**
VBS Clarity Finance	0.00
Total Other Current Liabilities	**$7,876.85**
Total Current Liabilities	**$11,156.85**

Medical Clinical Staffing

Balance Sheet
As of October 31, 2022

	TOTAL
Long-Term Liabilities	
Forward Financing Loan	0.00
Loan from Opportunity Fund	97,727.23
OBDC CAR-115 Loan	91,138.92
PPP Loan	0.00
Total Long-Term Liabilities	**$188,866.15**
Total Liabilities	**$200,023.00**
Equity	
Opening Balance Equity	3,990.06
Owner's Investment	13,475.01
Owner's Pay & Personal Expenses	-118,236.21
Retained Earnings	15,521.87
Net Income	51,093.90
Total Equity	**$ -34,155.37**
TOTAL LIABILITIES AND EQUITY	**$165,867.63**

Medical Clinical Staffing

Statement of Cash Flows
January - October, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	51,093.90
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable (A/P)	1,680.00
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	1,263.26
Payroll Liabilities:CA SUI / ETT	349.00
Payroll Liabilities:Federal Taxes (941/943/944)	6,204.59
Payroll Liabilities:Federal Unemployment (940)	60.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,556.85**
Net cash provided by operating activities	**$60,650.75**
FINANCING ACTIVITIES	
Loan from Opportunity Fund	-2,272.77
OBDC CAR-115 Loan	-8,861.08
PPP Loan	-15,000.00
Owner's Pay & Personal Expenses	-15,966.95
Net cash provided by financing activities	**$ -42,100.80**
NET CASH INCREASE FOR PERIOD	**$18,549.95**
Cash at beginning of period	59,660.03
CASH AT END OF PERIOD	**$78,209.98**